July 26, 2007

Willis B. Hale
Chief Executive Officer
Peer Review Mediation and Arbitration, Inc.
1450 S. Dixie Highway, Suite 201
Boca Raton, FL 33432

Re: Peer Review Mediation and Arbitration, Inc.
Form 10-SB12(g)
Filed on July 2, 2007
File No. 0-52712

Dear Mr. Hale:

We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1.   Please note that the Form 10-SB goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If our comments are not addressed within this 60-day time period, you should consider withdrawing the Form 10-SB prior to effectiveness and refiling a new Form 10-SB including changes responsive to our comments. If you choose not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange

Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

2. Please tell us the facts underlying your issuance of the Non-Employee Stock Options ("Purchase Options"), including the number offered and to whom they were offered. Further, please provide us with a copy of a Purchase Option. We may have further comments.

3. The filing contains some jargon and technical terms that may be difficult to understand for investors who are not familiar with your business. We note the following examples in the Item 1 disclosure alone:
   - Medical peer review
   - Chart review
   - Quality review Programs
   - Utilization review
   - Peer evaluation

   Please eliminate industry jargon from the forepart of your filing. Instead, explain these concepts in concrete, everyday language. If you must use industry terms, please explain the meaning of the terms the first time they are used.

4. Please provide independent, third-party support for comparative factual assertions and industry data used in your disclosure. Clearly mark the location of the information you believe is supportive of the statement referenced. We note the following examples:

   - "Healthcare spending is the fastest growing segment of the country's GNP hitting $1.3 Trillion in 2001."

   - "Insurance plans pay out more than $310 billion dollars each year, while public funding exceeds $450 billion dollars annually for medical care."

   - "With well over one million attorneys practicing law in the United States…, there is a significant market segment of the legal industry ideal for Peer Review Mediation and Arbitration."

   - "Out of the thousands of casualty insurance companies…, approximately 400 of them belong to the [AIA]. Companies belonging to this association alone write more than $60 billion dollars in premium each year. Private healthcare insurance companies write over $75 billion dollars…in claims each year. Across the healthcare industry, costs associated with medical negligence are estimated at over $30 billion dollars each year."

   - "In the United States...Personal Injury costs are well over $200 billion annually."

   - "Attorneys may have to go through as many as 20 to 25 experts before finding 2 to 3 willing to testify for them."

Item 1 - Description of Business, page 3

5.   Please revise your disclosure to include your dependence on one or a few major customers, pursuant to Item 101(b) of Regulation S-B. We note your disclosure on page F-9 that one customer accounted for 77% of your business in 2005.

6.   Please discuss your method(s) of distribution of your products/services.

7.   Please revise this section to note how your fees are generated (e.g. flat fee or by transaction). We note your disclosure relating to fee generation on page F-9, but please include similar disclosure in this section. Also, please note if your fees vary by product/service or by customer.

Overview, page 3

8.   Throughout this section, you focus on your future business plans. We note the following examples:

- "PRMA will initially focus its attention on defense and plaintiff's attorneys, insurance companies, managed care organizations…."
- "In matters pertaining to treatment decisions being evaluated by [PRO], the insurance company or health care provider will be able to easily obtain impartial, objective third-party support…."

We note that your business has been in operation since 2001 (page 3). Please revise this section to describe the development of your business during the last three years, pursuant to Item 101(a) of Regulation S-B. Please include a discussion of your current operations, including the services you currently provide and the customers you currently have (i.e, your current primary Subscribers).

9.   Please describe the process by which independent physicians become members of your Peer Review Board. We note your statement that you have more than 14,000 physician members.

10.   In the second paragraph on page 4, you discuss how attorneys can achieve goals of eliminating and/or expediting non-meritorious cases "[w]ith the litigation support provided by PRMA board members." Please expand your disclosure to discuss what you mean by "litigation support," as well as your company's role in providing such support. Similarly, on page 5, you state that your company "offers a valuable service necessary and applicable to both sides in a litigation case…." Please expand your disclosure to clarify what that valuable service is and how your company provides it.

Medical Review, page 5

11.   Please describe what you mean by "a Patients' Bill of Rights."

Competition, page 6

12.   You state that there are "approximately 350 individuals and small companies unlicensed and licensed in the various states that require licensing, who are approved as IRO…." Please explain how unlicensed companies can be approved as IROs in states that require licensing.

13.   Please revise to disclose your competitive position. We note that you differentiate yourself from the other 350 individuals and companies that provide similar services (i.e., they are "regional in nature" and are "without technology innovation"), but please describe your position in the market you serve. Refer to Item 101(b)(4) of Regulation S-B. In addition, please explain what you mean by "without technology innovation."

Risks Associated with Our Business, page 7

14.   Please revise the risk factor headings to describe each risk being presented. For example, but without limitation, we note the heading entitled, "We will need additional capital financing in the future."

15.   Please revise the following sections (i.e., the headings, as well as the paragraphs below each heading) to adequately disclose the risk to your business:

- "Industry Competition"
- "Government Regulation"
- "Board Discretion of Management and Voting Control"

The loss of our founder…, page 8

16.   You state that you carry no life insurance on Mr. Hall. If you intended to refer to your CEO, Mr. Hale, please revise accordingly.

Item 2 – Management's Discussion and Analysis of Financial Condition and Results of Operation, page 9

17.   Please revise your MD&A to include an overview that includes management's perspective on the business and provide an executive level overview of the company to provide context for the remainder of the MD&A discussion. Please address the material operations, risks and challenges facing your company and how management is dealing with these issues. Also discuss the performance indicators (financial and non-financial) that management uses to manage/assess your business and that would be material to investors. Refer to Release 33-8350 on our website at www.sec.gov

18.   Please add disclosure pursuant to Items 303(a), describing your plan of operation for the next twelve months. We note your disclosure relating to your "strategy" on page 13, but for purposes of satisfying the requirements for Item 303(a), please focus on your specific plan of operation for the next twelve months.

19.   Please expand Management's Discussion and Analysis to include the information required by paragraphs (b) and (c) of Item 303 of Regulation S-B.

20.   Within your revised discussion of your results of operations in your next amendment, please specifically identify the types of costs included in your Selling, general and administrative line item for each period presented. If any of these expenses are costs of sales, present them on a separate line item in your revised Consolidated Statements of Income and Comprehensive Income.

21.   Please revise this section to discuss your working capital deficit and stockholders' deficit, as well as the substantial doubt about your ability to continue as a going concern, which you disclose on page F-2.

22.   Please revise this section to discuss your acquisition of IRI, including the consideration paid and assets acquired.

Objectives, page 10

23.   Please explain why you believe that your "market research demonstrates strong demand and support for PRMA's service."

24.   Please describe the material terms of the contracts between you and the physicians with whom you have a "contractual consulting relationship." Please state whether these are standard contracts or if they differ from physician to physician.

Market Segmentation, page 11

25.   Please explain how the services you offer (as described in your business section--i.e., legal consulting and medical review) correspond with the market segments you describe on pages 11 and 12. In other words, exactly which services will you offer to fill the need described in each market segment?

Regulatory Agency Reviews, page 12

26.   You state that you are currently applying to several states for licensing and have already been licensed in three. Please disclose the number and status of the pending license applications.

Item 3 – Description of Property, page 13

Real Property page 13

27.   Please file your lease agreements as exhibits.

28.   Please state the location of the rental "space for IRI."

Intellectual Property, page 13

29.   We note your statement that you "take all reasonable and necessary precautions to protect
        our proprietary software." It seems that your proprietary software is an integral part of
        your business. Please discuss any material patents, trademarks, licenses, etc. that you
        have, including their durations. We also note your discussion of your proprietary
        operating system (page 3) and your proprietary technology platform (page 6).

Item 5. Directors and Executive Officers, Promoters and Control Persons, page 14

30.   Please provide the corporate governance disclosure required by Item 407(a) of
        Regulation S-B.

Item 6 – Executive Compensation, page 15

Summary Compensation Table, page 16

31.   Please note the material terms of the 2001 Equity Incentive Plan. Please also describe the
        process whereby the board of directors may authorize the issuance of shares and or
        options.

Employment Contracts, page 16

32.   Please disclose the term of the employment agreement with Mr. Hale.

Item 7 – Certain Relationships and Related Transactions, page 16

33.   Please revise to discuss the rental of prime office space in Boca Raton from a corporation
        controlled by your CEO. Please include in your discussion whether the agreement to rent
        this office space was entered into pursuant to your policy that covers conflicts of interest
        and non-arms length transactions (i.e., written consent of the Shareholders was obtained),
        which is described on page 15.

34.   Please disclose the business purposes of the two transactions described in the third
        paragraph of this section: (1) the exchange of Merge Media Common stock in exchange

for PRMA's Series II Preferred shares, and (2) the conversion of the shares owned by Merge Media that were distributed to Merge Media Shareholders.

Item 8 – Description of Securities, page 17

Non-Employee Stock Options, page 18

35.   For each sale of securities made in reliance upon the exemption provided by Section 4(2) or by another exemption, please state the facts relied upon to make such exemption available.

Legal Proceedings, page 20

36.   Please tell us the circumstances surrounding the distribution of Merge Media shares of Peer Review to its shareholders, including the date of the distribution, the number of shares distributed, to whom such shares were distributed and the timing and circumstances surrounding the acquisition by Merge Media of shares of Peer Review. Further, please tell us the exemption relied upon for such distribution. In this connection, we note your statement that Merge Media/Ebiznet, Inc. is a "non-operating affiliate of Peer Review." Please provide us with a more detailed explanation of this relationship.

Part II.

Item.1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 19

37.   In your discussion of the penny stock rule, expand your disclosure to explain how this rule does or may apply to your company.

Item.4. Recent Sales of Unregistered Securities, page 21

38.   Please discuss the issuance of the Series I Convertible Preferred stock (referenced on page 16 and also in this section), as well as the issuance of the Non-Employee Stock Options (referenced on page 18).

39.   For each sale of securities made in reliance upon the exemption provided by Rule 506 and/or Section 4(2), please state the facts relied upon to make such exemption available.

Consolidated Statements of Cash Flows, page F-6

40.   Please tell us where the purchase of marketable securities during 2006, with a net balance of $116,463, appears on the Statement of Cash Flows for the year ended December 31, 2006.

4.   Please tell us why you included the unrealized (gain) loss on securities within the consolidated statement of cash flows. This amount is used to derive comprehensive loss and not net loss.

Note 1. Organization, Operations and Summary of Significant Accounting Policies, page F-8

Revenue recognition, page F-9

41.   From your disclosure elsewhere in the document, it appears you provide your services to a varied customer base, under agreements which would provide for you to earn revenues in different manners, for example from one-time provision of services or through subscription services. Please discuss the different ways in which you earn revenues from customers, and provide a more comprehensive discussion of your accounting policies for recognizing revenues under each type of arrangement.

Products and services, geographic areas and major customers, page F-9

42.   Please tell us whether any one customer accounted for 10% of more of your revenue for the year ended December 31, 2006, and if so disclose that amount separately in the notes to your financial statements, and disclose the name of the customer in Item 1.Description of Business.

Note 2. Related Party Transactions, page F-11

43.   Please revise your footnote to disclose all material related party transactions during the financial statement periods presented. Please provide the disclosures required by paragraph 2 of SFAS 57. In your revised disclosure, provide additional details about the related party debt that was forgiven during 2006, how you determined that debt no longer constituted a liability, and the accounting literature you relied on in determining your accounting for this transaction.

Note 5. Acquisition, page F-12

44.   Please tell us how you determined the cost of the acquired entity, Independent Review, Inc. Tell us whether you considered valuing your shares based on past sales to third parties, or whether you considered obtaining an independent appraisal of the consideration received or given. It appears unlikely that you would issue 75,000 of your common shares for net assets, including goodwill, with a fair value less than zero. Refer to paragraphs 20-23 of SFAS 141.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric McPhee, Accountant, at (202) 551-3693 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale, Staff Attorney, at (202) 551-3402 or the undersigned at (202) 551-3694 with any other questions.

Sincerely,

Elaine Wolff
Legal Branch Chief